N2 Acquisition Holdings Corp.

500 South Pointe Drive, Suite 240

Miami Beach, FL 33139

January 21, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Liz Packebusch

Re:	N2 Acquisition Holdings Corp.

Application for Withdrawal of Registration Statement on Form S-1

(File No. 333-254119)

Dear Ms. Packebusch:

On March 11, 2021, N2 Acquisition Holdings Corp., a Delaware corporation (the “Company”) filed a Registration Statement on Form S-1 (File No. 333-254119) with the Securities and Exchange Commission (the “Commission”), which was amended by Amendment No. 1 thereto filed on March 25, 2021 (as so amended, the “Registration Statement”).

In accordance with Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby respectfully makes this application to withdraw the Registration Statement, together with all exhibits thereto.

No securities have been issued or sold under the Registration Statement. The Registration Statement has not been declared effective by the Commission.

The reason for such withdrawal is that the Company decided not to proceed with the initial public offering of its securities.

The Company respectfully requests that the Commission issue an order granting withdrawal of the Registration Statement. The Company further requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use in accordance with Rule 457(p) of the Act.

Your assistance in this matter is greatly appreciated. If you have any questions regarding this application for withdrawal, please contact the Company’s counsel, Alan I. Annex at (305) 579-0576 or Brian J. Gavsie at (954) 768-8235.

Sincerely,

/S/ DESIREE A. DESTEFANO
Name: Desiree A. DeStefano
Title: Chief Financial Officer